AdvisorOne Funds

17605 Wright Street

Omaha, NE  68130

September 30, 2014

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Ladies and Gentlemen:

On behalf of AdvisorOne Funds, a registered investment company (the "Trust" or “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 90 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0000910472-14-003340).  The Amendment was filed on August 7, 2014 pursuant to Rule 485(a) under the 1933 Act for the purpose of including investment adviser prior performance information in the statutory portion of the prospectus of the Horizon Active Risk Assist Fund, a series of the Trust.

The Trust requests this withdrawal because it has determined not to include prior performance information in the prospectus at this time. No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Registrant's CIK number is 0001029068.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

AdvisorOne Funds

By: /s/ Brian Nielsen

Brian Nielsen

Secretary